NEWS RELEASE

BIRCH MOUNTAIN EXPANDS SIZE AND SCOPE OF HAMMERSTONE PROJECT

CALGARY, February 6, 2006 - Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD:TSXV and AMEX) has filed a Project Update – Public Disclosure Document with Alberta Environment confirming for the public and regulatory authorities the Company’s intent to file an application for an expanded quarry and the additional facilities comprising the Hammerstone Project.

The size of the Hammerstone Project described in the Project Update is larger than contemplated in the original public disclosure document release one year ago, primarily because oil sands construction is now proceeding at an accelerated pace. The scope of the project has also increased and includes enlarged lime producing facilities with hydrated lime and milk of lime plants, as well as a cement plant and a facility to receive and regenerate spent lime produced in oil sands water treatment. When approved, the Hammerstone Project will be the successor to the recently opened, aggregate-only Muskeg Valley Quarry (MVQ) that will then be incorporated into the Hammerstone Project.

In response to the evolving market in the Fort McMurray region, a number of new products have been added.  Asphalt rock will be produced for road surfacing. Both lime and reagent grade limestone products will be key enablers for the shift to alternate fuels.  These include bitumen, petroleum coke, asphaltenes and coal, and are seen by the oil sands industry as replacements for natural gas as a source of fuel, power and hydrogen.  Both lime and reagent limestone can be used to scrub sulphur from flue gases produced by direct combustion of alternate fuels, producing byproduct gypsum.  Reagent limestone and alternate fuels can also be combined in a gasifier to produce synthetic fuel gases and hydrogen, while capturing sulphur as byproduct gypsum prior to combustion. Birch Mountain has also incorporated a portland cement plant into the Hammerstone Project.  Cement is expected to continue in high demand for the foreseeable future.

“We’ve received strong support from industry and government to develop a local supply of cement and reagent limestone products,” said Doug Rowe, Birch Mountain’s President and CEO. “The environmental impact assessment for the Hammerstone Project is in preparation and although some additional analysis will be required to address the new facilities, this should not delay filing the application in the spring,” he continued. Senior Vice President Derrick Kershaw explains, “We are designing an integrated facility to meet the industry’s need for construction products and reagents, as well as providing full-cycle environmental solutions for spent lime recycling and gypsum disposal.”

The entire Project Update – Public Disclosure Document is available on the Company’s website at: www.birchmountain.com.

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the MVQ and Hammerstone will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, alternate fuel gasification, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. A portland cement plant has been added to the planned facilities. Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta’s oil sands will ensure long-term demand for limestone products from the Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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